

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Office Depot, Inc.**
> **Schedule 13D/A**
> **Filed August 23, 2013 by Starboard Value and Opportunity Master Fund**
>   **Ltd., et. al.**
> **File No. 001-10948**

Dear Mr. Freedman:

　　We note that you entered into a settlement agreement with Office Depot on August 20, 2013. We also note that as a result of that agreement (i) you terminated you solicitation, (ii) agreed to vote your shares using the company's proxy card, and (iii) determined not to vote any shares for which gold proxies had previously been given to you by security holders. Please provide us your detailed legal analysis of your compliance with Rule 14a-4(e) as it relates to your decision not to present and vote the gold proxy cards for shares owned by unaffiliated third parties at the company's annual meeting. We may have further comment.

　　Please direct any questions to me at (202) 551-3619, Lisa Kohl, Staff Attorney, at (202) 551-3252, or Dietrich King, Legal Branch Chief, at (202) 551-3338.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions